UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October 2010.

Commission File Number: 000-53684

CSR plc
(Translation of registrant's name into English)

Churchill House
Cambridge Business Park
Cowley Road
Cambridge CB4 0WZ
United Kingdom
Tel: +44 (0) 1223 692000
(Address of principal executive office)

  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [_]

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ____

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No[x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Information furnished on this form:

Regulatory announcements: Purchase of own shares and total voting rights.

EXHIBITS

Exhibit No.	Description

1.1	Regulatory announcement dated October 1, 2010 relating to the purchase by the registrant of its own shares.
1.2	Regulatory announcement dated October 1, 2010 relating to total voting rights.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc

(Registrant)

Date: October 1, 2010	By: /s/ Brett Gladden

Brett Gladden
Company Secretary

Exhibit 1.1

Purchase of own shares

RNS Number : 6565T
CSR plc
01 October 2010

01 October 2010

CSR plc ("CSR")

Purchase of own shares

On Thursday 30 September 2010, CSR purchased 50,000 ordinary shares of 0.1p each at prices between 342.7p and 360.0p per share of which 50,000 ordinary shares are being held in treasury.  This represents approximately 0.03 per cent. of CSR's current issued ordinary share capital.

Following the repurchase, 3,020,000 ordinary shares of 0.1p each are currently held by CSR in treasury and 181,681,470 ordinary shares of 0.1p each (excluding those ordinary shares of 0.1p each held in treasury) are currently in issue.

Enquiries:

CSR plc

Will Gardiner, Chief Financial Officer

Scott Richardson Brown, Corporate Finance & IR Director	Tel: +44 (0) 1223 692 000

FD

 James Melville-Ross

Haya Herbert-Burns	Tel: +44 (0) 20 7831 3113

This information is provided by RNS

The company news service from the London Stock Exchange
END

POSEAKNEDALEEFF

Exhibit 1.2

Total Voting Rights

RNS Number : 7006T
CSR plc
01 October 2010

01 October 2010

CSR plc Voting Rights and Capital

1 October 2010

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

The total number of ordinary shares of 0.1p of CSR plc in issue at the date of this notice is 181,726,786 with each share carrying one right to vote.

Therefore the total number of voting rights in CSR plc at the date of this notice is 181,726,786.

The above figure is after adjusting for 3,020,000 ordinary shares of 0.1p each currently held by CSR plc in treasury.

The above figure (181,726,786) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, CSR plc under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS

The company news service from the London Stock Exchange

END

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